                                                                    Exhibit 99.1

















                                AT&T CANADA INC.

                   CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002


                                   (UNAUDITED)
                       (in thousands of Canadian dollars)

                                AT&T CANADA INC.
                           CONSOLIDATED BALANCE SHEETS
                            (in thousands of dollars)
                                   (unaudited)


                                                                     APRIL 1,          MARCH 31,          DECEMBER 31,
                                                                      2003               2003                 2002
                                                                      ----               ----                 ----
                                                               Implementation Date
                                                               (notes 1 and 9(a))
ASSETS
Current assets:
      Cash and cash equivalents                                   $   175,230         $   175,230         $   420,542
      Cash held in escrow (note 1)                                         --             233,022                  --
                                                                  -----------         -----------         -----------
      CASH AND CASH EQUIVALENTS                                       175,230             408,252             420,542
      Accounts receivable                                             153,994             153,994             166,434
      Other current assets                                             28,695              28,695              23,045
                                                                  -----------         -----------         -----------
                                                                      357,919             590,941             610,021

Capital assets                                                        574,730             927,072             952,699
Other intangible assets                                                    --               6,410               7,565
Deferred pension asset                                                     --              67,437              60,430
Other assets, net                                                      14,402              55,323              56,985
                                                                  -----------         -----------         -----------
                                                                  $   947,051         $ 1,647,183         $ 1,687,700
                                                                  ===========         ===========         ===========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
      Accounts payable                                            $    30,961         $    31,326         $    45,802
      Accrued liabilities                                             148,742             184,388             234,549
      Income taxes payable                                                472                 472               7,056
      Current portion of capital lease obligations                      4,255               4,255               3,952
      Liabilities subject to compromise (note 3)                           --           4,528,426           4,719,591
                                                                  -----------         -----------         -----------
                                                                      184,430           4,748,867           5,010,950

Long term portion of capital lease obligations                         16,602              16,602              16,601
Other long-term liabilities                                            44,843              46,917              47,547
Deferred pension liability                                            120,176                  --                  --
Deferred foreign exchange                                                  --              99,158             106,617

Shareholders' equity (deficit)
      Common shares                                                        --           1,393,844           1,393,994
      New Class A Voting and Class B Limited Voting shares            581,000                  --                  --
      Warrants                                                             --                 496                 496
      Deficit                                                              --          (4,658,701)         (4,888,505)
                                                                  -----------         -----------         -----------
                                                                      581,000          (3,264,361)         (3,494,015)
                                                                  -----------         -----------         -----------
                                                                  $   947,051         $ 1,647,183         $ 1,687,700
                                                                  ===========         ===========         ===========


Reorganization proceedings and basis of presentation (note 1)

Other commitments and contingencies (note 8)

Subsequent Events (note 9)

     See accompanying Notes to Consolidated Condensed Financial Statements

                                AT&T CANADA INC.
               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              (in thousands of dollars, except per share amounts)
                                  (unaudited)



                                                                               THREE MONTHS ENDED
                                                                                    MARCH 31,
                                                                          2003                 2002
                                                                          ----                 ----
Revenue                                                                $   353,325         $   383,830

Expenses:
      Service costs                                                        216,061             255,169
      Selling, general and administrative                                   70,970              90,636
      Workforce reduction costs and provision for restructuring
      (note 5)                                                             (11,822)                 --
      Depreciation and amortization                                         41,625              91,026
                                                                       -----------         -----------
Income (Loss) from operations                                               36,491             (53,001)

Other income (expense):
      Interest income                                                           29               2,271
      Interest expense                                                    (104,566)           (106,138)
      Foreign exchange gain                                                324,076               1,292
      Reorganization expenses (note 6)                                     (26,250)                 --
      Other income (expense)                                                    24                (357)
                                                                       -----------         -----------
Income (Loss) before provision for income taxes                            229,804            (155,933)
Provision for income taxes                                                      --              (1,686)
                                                                       -----------         -----------

Income (Loss) for the period                                               229,804            (157,619)

Deficit, beginning of period, as previously reported                    (4,888,505)         (1,513,805)
Adjustment related to change in accounting policy for foreign
exchange                                                                        --             (12,274)
                                                                       -----------         -----------
Deficit, beginning of period, restated                                  (4,888,505)         (1,526,079)
Deficit, end of period                                                 $(4,658,701)        $(1,683,698)
                                                                       ===========         ===========

Basic & Diluted income (loss) per common share (note 4(b))             $      2.14         $     (1.57)
                                                                       ===========         ===========
Weighted average number of common shares
outstanding (in thousands)                                                 107,216             100,099
                                                                       ===========         ===========


     See accompanying Notes to Consolidated Condensed Financial Statements

                                AT&T CANADA INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (in thousands of dollars)
                                   (unaudited)

                                                                         THREE MONTHS ENDED
                                                                             MARCH 31
                                                                     2003              2002
                                                                     ----              ----
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES:
   Income (Loss) for the period                                    $ 229,804         $(157,619)

   Adjustments required to reconcile loss to cash flows
   from operating activities:
      Depreciation and amortization                                   41,625            91,026
      Accretion of senior discount note interest                      34,220            39,908
      Amortization of debt issuance costs                              1,893             2,542
      Amortization of deferred gain on termination of cross
      currency swaps and forward contracts                            (7,459)           (1,671)
      Deferred pension charges                                         7,752             1,212
      Foreign exchange (gain) loss                                  (318,530)              496
      Other                                                              (98)               --
                                                                   ---------         ---------
                                                                     (10,793)          (24,106)
      Changes in non-cash working capital                             32,139          (144,738)
                                                                   ---------         ---------
   Net cash generated by (used in) operating activities               21,346          (168,844)

INVESTING ACTIVITIES:
   Additions to property, plant and equipment                        (33,227)          (68,781)
   (Additions) dispositions to other assets                              (16)               54
                                                                   ---------         ---------
   Net cash used in investing activities                             (33,243)          (68,727)

FINANCING ACTIVITIES:

   Issue of share capital, net of issue costs                             --            12,256
   Share repurchase cost                                                (150)               --
   Repayment of credit facility                                           --            30,000
   Debt issue and credit facility costs                                   --               (72)
   Decrease in other long term liabilities                                --              (133)
                                                                   ---------         ---------
   Net cash generated by (used in) financing activities                 (150)           42,051

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                 (243)               10
                                                                   ---------         ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND
  CASH HELD IN ESCROW                                                (12,290)         (195,510)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                       420,542           537,294
                                                                   ---------         ---------
CASH AND CASH EQUIVALENTS AND CASH HELD IN ESCROW,
  END OF PERIOD                                                    $ 408,252         $ 341,784
                                                                   =========         =========


     See accompanying Notes to Consolidated Condensed Financial Statements



Supplemental Information:

Income taxes paid        $750        $  1,823
Interest paid            $ --        $106,687

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                                   (UNAUDITED)

(Dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)

AT&T Canada Inc. (the "Company") is a holding company that engages in the telecommunications business through its subsidiaries, consisting primarily of the provision of local and data services, Internet and IT services and long distance services to businesses in Canada.

On April 1, 2003, the Company implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of AT&T Canada Limited, which prior to April 1 was called AT&T Canada Inc.

1.     REORGANIZATION PROCEEDINGS AND BASIS OF PRESENTATION:

       On October 15, 2002 the Company and certain of its subsidiaries, namely AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, MetroNet Fibre US Inc., MetroNet Fibre Washington Inc. and Netcom Canada Inc. (collectively, the "AT&T Canada Companies"), voluntarily filed an application for creditor protection under the CCAA with the Ontario Superior Court of Justice, Toronto, Ontario, Canada (the "Court") and obtained an order from the Bankruptcy Court in the Southern District of New York (the "U.S. Court") under Section 304 of the U.S. Bankruptcy Code to recognize the CCAA proceedings in the United States.

       On January 22, 2003, the AT&T Canada Companies filed the Plan and related Management Information Circular with the Court. On February 20, 2003, the Plan was approved by the holders of the senior notes and senior discount notes (the "Senior Notes") and other affected creditors. On February 25, 2003, the Court issued an order sanctioning the Plan and the U.S. Court issued an order recognizing and enforcing the Court's sanction order.

       The purpose of the Plan was to restructure the balance sheet and equity of the AT&T Canada Companies, provide for the compromise, settlement and payment of liabilities of certain creditors of the AT&T Canada Companies and to simplify the operating corporate structure of the AT&T Canada Companies. The AT&T Canada Companies emerged from CCAA protection and the Plan was implemented on April 1, 2003 (the "Implementation Date").

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                                   (UNAUDITED)


1.    REORGANIZATION PROCEEDINGS AND BASIS OF PRESENTATION (CONTINUED):

      The significant steps in the implementation of the Plan were:

      (i) the formation of New AT&T Canada Inc and the acquisition of shares of the Company by New AT&T Canada Inc.;

      (ii) the exchange and compromise of all of the then existing $4.6 billion of the Senior Notes and certain other affected claims by the holders of such Senior Notes and other Affected Claims (the "Affected Creditors"), in exchange for $233 million in cash, and 100% of the equity of New AT&T Canada Inc.;

      (iii) the amalgamation of certain wholly-owned subsidiaries of the Company to form a new operating company that continued under the name of AT&T Canada Corp.;

      (iv) the cancellation of all of the then outstanding equity, including warrants and share purchase options of the Company for no consideration;

      (v) the cancellation of all outstanding equity of AT&T Canada Corp. that was not owned by the Company;

      (vi)  establishment of a new Board of Directors; and

      (vii) the establishment of a new management incentive plan ("Management Incentive Plan") and the cancellation of the then existing incentive plans without compensation.

      In anticipation of Plan Implementation, on March 28, 2003, $233 million was held in escrow by CIBC Mellon Trust Company, as escrow agent for the behalf of the Affected Creditors, to be paid out upon the Implementation Date. While this amount was subject to the Plan, there were no restrictions on these funds as at March 31, 2003.

      Pursuant to the Plan, there was realignment in equity interest and capital structure of the Company on April 1, 2003. The Company's preliminary balance sheet at April 1, 2003 has been prepared under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company's assets and liabilities are recorded at management's best estimates of their fair values, the deficit is eliminated and new Class A Voting

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                                   (UNAUDITED)


Shares and Class B Limited Voting Shares will be recorded as issued at an aggregate stated capital amount of $581.0 million (see note 9(a)).

2. SIGNIFICANT ACCOUNTING POLICIES:

      The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

      Certain information and note disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed to include the notes related to elements which have significantly changed in the interim period. As a result, these interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2002.

      The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three month period ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

      These consolidated condensed financial statements are prepared following accounting policies consistent with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2002, except for the following change in accounting policy:

      (i) Effective January 1, 2003, the Company adopted Accounting Guideline ("AcG") AcG-14, "Disclosure of Guarantees," which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of HB 3290, "Contingencies." The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standard Board ("FASB") FASB Interpretation No. 45) but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. The Company has evaluated the impact of adoption of AcG-14 and the disclosures are included in note 8(b)(ii).

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                                   (UNAUDITED)



3. LIABILITIES SUBJECT TO COMPROMISE:

                                                                        March 31, 2003           December 31, 2002
                                                                        --------------           -----------------
                                                 Effective
                                               interest rate           Cdn.         U.S.          Cdn.         U.S.
                                               -------------           ----         ----          ----         ----
        12% unsecured Senior Notes,
           maturing August 15, 2007                              $   331,535    $ 225,872    $   356,237    $ 225,810
        10.75% unsecured Senior
           Discount Notes, maturing
           November 1, 2007                        11.04%            249,527      170,001        268,193      170,001
        9.95% unsecured Senior Discount
           Notes, maturing June 15, 2008           11.24%          1,373,683      935,879      1,440,761      913,262
        10.625% unsecured Senior Notes,
           maturing November 1, 2008                                 330,255      225,000        354,960      225,000
        7.65% unsecured Senior Notes,
           maturing September 15, 2006                             1,461,897      995,978      1,571,255      995,978
        7.15% unsecured Senior Notes,
           maturing September 23, 2004                               142,850           -         142,850           -
        7.625% unsecured Senior Notes,
           maturing March 15, 2005                                   355,941      242,500        382,568      242,500
                                               -------------     -----------    ---------    -----------    ---------
                                                                   4,245,688                   4,516,824

        Accrued interest payable                                     229,345                     175,778
        Accrued liabilities                                           13,387                       8,220
        Other liabilities                                             40,006                      18,769
                                               -------------     -----------    ---------    -----------    ---------
                                                                 $ 4,528,426                 $ 4,719,591
                                               =============     ===========    =========    ===========    =========

        Under the CCAA proceedings and the Plan, all of the Company's liabilities to creditors under the Senior Notes, including accrued interest thereon, and certain other Affected Claims at the Commencement Date, were compromised subject to the implementation of the Plan. Such liabilities whose treatment and satisfaction were dependent on the outcome of the CCAA proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                                   (UNAUDITED)



3.    LIABILITIES SUBJECT TO COMPROMISE (CONTINUED):

      As of April 25, 2003, 87 claims have been received from Affected Creditors excluding Noteholders. For distribution purposes, as of the same date, 32 Claims have been disallowed in their entirety and 47 Claims, totalling $43 million, have been allowed by the Company. The remaining 8 Claims, totalling $14.4 million, are in dispute, and will be resolved pursuant to the mechanism established by the Court claims procedure. The aggregate distribution to be made by the Company to all eligible creditors will remain unchanged as a result of the resolution of these disputed claims. Upon implementation of the Plan, claims of Affected Creditors were compromised and settled. Claims of Affected Creditors are satisfied out of the cash pool and share pool established pursuant to the Plan, which are held in escrow by CIBC Mellon Trust Company, as escrow agent for the benefit of such Affected Creditors.

      The CCAA proceedings did not allow for principal and interest payments to be made on Senior Notes of the Company without Court approval or until the Plan has been implemented. Accordingly, the interest that might otherwise accrue subsequent to the Commencement Date did not accrue to Noteholders and other Affected Creditors as the Plan was implemented. However, the Company continued to accrue for interest expense on the Senior Notes until the Plan was implemented and classified the amount within liabilities subject to compromise. As at March 31, 2003 interest expense on Senior Notes accrued but not paid for the period from October 15, 2002 to March 31, 2003 was $229.3 million.

4.    SHARE PURCHASE OPTIONS AND DILUTED INCOME (LOSS) PER SHARE

      a) Effective upon the Plan Implementation Date, the Company's stock option plans and all options and other entitlements granted thereunder were cancelled without payment of any consideration. No stock options were granted during the quarter ended March 31, 2003.

            As permitted by HB 3870, the Company did not adopt the fair value method of accounting for its employee stock option awards. The standard requires the disclosure of pro forma income for the quarter per share as if the Company had accounted for employee stock options under the fair value method. Had the Company adopted the fair value method for employee stock options using the fair value method, income per share would have decreased for the periods as indicated below:

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                                   (UNAUDITED)


                                                                          Three months ended
                                                                   March 31, 2003     March 31,2002
                                                                   --------------     -------------
      Income attributable to common shareholders - as reported        $ 229,804         $(157,619)
      Stock-based compensation expense                                   (3,354)           (5,604)
                                                                      ---------         ---------
      Income attributable to common shareholders - pro forma          $ 226,450         $(163,223)
                                                                      =========         =========

      Basic and diluted income per common share - as reported         $    2.14         $   (1.57)
      Basic and diluted income per common share - pro forma                2.11             (1.63)

                                                                      =========         =========

      Weighted average number of shares
         outstanding (in thousands)                                     107,216           100,099
                                                                      =========         =========



      No stock options were granted during the first quarter of 2003. For purposes of the above pro forma disclosures, in the first quarter of 2002, 428,900 options with a weighted average fair value of $14.64 per share were granted and valued using the Black-Scholes option pricing model with the following weighted average assumptions:

                                     March 31,2002
                                     -------------
      Risk-free interest rate (%)         4.6%
      Expected volatility (%)            31.2%
      Expected life (in years)              5
      Expected dividends                   --

      The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models also require estimates, which are highly subjective, including expected volatility of the underlying stock. The Company bases estimates of volatility on historical stock prices. Changes in assumptions can materially affect estimates of fair values.

(b)   Diluted income (loss) per share:


      The impact of dilutive warrants as at March 31, 2003 is to increase the weighted average number of shares outstanding by 123,344 shares, using the treasury stock method. The inclusion of these additional shares has no impact on diluted income per share.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                                   (UNAUDITED)


      As of March 31, 2002, stock options outstanding of 1,692,785 have been excluded from the calculation of diluted loss per share as to do so would be anti-dilutive. As a result of losses for the quarter ended March 31, 2002, the effect of converting stock options and warrants has not been included in the calculation of diluted loss per share as to do so would be anti-dilutive.

5.    WORKFORCE REDUCTION AND PROVISION FOR RESTRUCTURING:

      2002:

                                                  PROVISION
                                                 DECEMBER 31,                                       PROVISION
                                                    2002            DRAWDOWN       ADJUSTMENTS    MARCH 31, 2003
                                                    ----            --------       -----------    --------------
      Workforce Reduction                          $ 22,525         $ (9,074)        $ (2,692)        $10,759
      Facilities Consolidation                     $ 12,792         $ (1,024)        $ (3,749)        $ 8,019
                                                   --------         --------         --------         -------
                                                   $ 35,317         $(10,098)        $ (6,441)        $18,778
      Facilities Consolidation (included in
      "Liabilities subject to compromise")         $ 18,769         $     --         $ (5,381)        $13,388
                                                   --------         --------         --------         -------
                                                   $ 54,086         $(10,098)        $(11,822)        $32,166
                                                   --------         --------         --------         -------

      In 2002, the Company implemented a cost reduction initiative to bring the Company's cost structure in line with its current and projected revenue base, and to allocate resources to further enhance services provided to its established customer base. As a result, the Company recorded a provision of $87.0 million related to these activities. As at December 31, 2002, there was remaining liability balance of $22.5 million and $12.8 million relating to employee severance and facilities consolidation costs, respectively.

      Employee severance costs were the result of a reduction in workforce of approximately 1,250 personnel, achieved through terminations, attrition and non-renewal of contract personnel. These personnel were from various areas across the Company, including network services, customer service, marketing, sales and administration. During the first quarter of 2003, $9.1 million was drawn down related to employee severance payments and related pension curtailment charges. The remaining liability balance of $10.8 million at March 31, 2003 represents salary continuance payments in accordance with employee severance agreements and/or statutory minimum severance requirements. As at March 31, 2003, 1,165 workforce reductions had been completed.

      During the first quarter of 2003, the provision was reduced by $11.8 million, comprised of a revision in the Company's estimated liability pursuant to a negotiated settlement agreement with certain landlords of $5.4 million included in liabilities subject to compromise; a reversal of facility

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                                   (UNAUDITED)


      costs based on management's decision not to exit certain properties of $3.7 million; and a reversal of employee severance of $2.7 million due to the attrition of approximately 170 personnel.

6.    REORGANIZATION EXPENSES:

      The Company incurred the following pre-tax charges for expenses associated with its reorganization under the Plan, as described in note 1:


                                                 March 31,         March 31,
                                                   2003              2002
                                                   ----              ----
      Professional fees and other costs          $ 29,013         $       --
      Interest earned on cash accumulated
         during CCAA proceedings                   (2,763)                --
                                                 --------         ----------
                                                 $ 26,250         $       --
                                                 ========         ==========


      Professional fees and other costs include legal, financial advisory, accounting and consulting fees incurred subsequent to the filing of the application for creditor protection under the CCAA.

      The Company paid success fees to certain financial advisors at the end of the first quarter of 2003. These fees consisted of: (a) a fixed restructuring transaction fee of U.S. $10.0 million and (b) a transaction fee, equal to 0.75% of the fair market value of all cash and/or other securities received by the Noteholders pursuant to the Plan. The total amount of these success fees were reduced by the monthly payments made to these financial advisors from April 2002 to March 31, 2003.

7.    SEGMENTED INFORMATION:

      The Company currently operates in one operating segment, the telecommunications industry in Canada. The Company offers a number of products, delivered through its integrated fibre optics networks, sold by a national sales force, agents and telemarketers and provisioned by one operations group. The Company makes decisions and evaluates financial performance primarily based on product revenue.

      Revenue by product is as follows:


                                         Three months ended
                                              March 31,
                                        2003            2002
                                        ----            ----
      Data                            $112,256        $115,568
      Local                             56,912          59,669
      Internet and IT Services          46,179          48,980
      Other                              4,111           5,313
                                      --------        --------
                                       219,458         229,530

      Long distance                    133,867         154,300
                                      --------        --------
                                      $353,325        $383,830
                                      ========        ========


      During the three months ended March 31, 2003 and 2002, no customer of the Company individually represented more than 10% of the Company's revenues.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                                   (UNAUDITED)



8.    COMMITMENTS AND CONTINGENCIES:

      (a)   Contractual commitments:

      Under the terms of its operating lease agreements for fibre optics maintenance, operating facilities, equipment rentals and minimum purchase commitments under supply contracts and customer contracts, the Company is committed to make payments as follows:

      2003              $115,819
      2004                93,673
      2005                76,162
      2006                53,015
      2007                44,667
      Thereafter         279,880
                        --------
                        $663,216
                        ========

      (b)  Contingent liabilities:

            (i)   Litigation:


                  In the normal course of operations, the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                                   (UNAUDITED)


8.    COMMITMENTS AND CONTINGENCIES (CONTINUED):

      (b)   Contingent liabilities (continued):

            (ii) In addition to the above commitments and contingencies, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These indemnifications relate to adverse effects due to changes in tax laws, infringements by third parties related to intellectual property, and under certain supplier agreements, losses arising from claims by third parties against suppliers, including customers, in connection with the use of services and related equipment by the third party. The maximum amounts from these indemnifications cannot be reasonably estimated. Historically, the Company has not made significant payments related to these indemnifications. The Company has also indemnified a third party in connection with a marketing agreement, and has determined that the potential maximum loss is not significant to the consolidated financial statements. The Company has also indemnified certain financial advisors regarding liability they may incur as a result of their activity as advisors to the Company or to the holders of Senior Notes. There is no maximum limitation to such indemnification.

                  The Company continues to monitor the conditions that are subject to guarantees and/or indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees and indemnifications when those losses are estimable.

      (c)   Letters of credit:

            In the normal course of business, the Company issues letters of credit in compliance with its right-of-way agreements with various municipalities and utility companies. In general, the terms of the letter of credit permit the municipality or the utility company to draw on the letter of credit to recover any losses incurred under the right-of-way agreement, as defined. As at March 31, 2003, the Company had letters of credit outstanding of $1.3 million with nil drawn.

      (d)   Collective bargaining agreement:

             As at March 31, 2003, approximately 21% or 847 employees of the Company were union members covered by collective bargaining agreements. The union employees of the Company are currently represented by two unions, the Canadian Auto Workers ("CAW") Local 2000 and the United Steelworkers of America ("UWSA") TC Local 1976. The collective bargaining agreements are effective from January 1, 2001 to December 31, 2003. In 2003, the Company will need to negotiate new collective agreements with its union partners.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                                   (UNAUDITED)


9.    SUBSEQUENT EVENTS:

      (a) On April 1, 2003, the Company implemented the Plan and emerged from CCAA protection. Due to significant changes in ownership and capital structure, the Company has adopted fresh start accounting. Under fresh start accounting, the Company was required to determine its enterprise value ("Equity Value"). The Equity Value of the Company was determined with the assistance of independent financial advisors appointed by the Company to assist in effecting the Plan, utilizing three different going concern valuation approaches: discounted cash flow approach, market multiple approach and comparative transaction approach. The methodologies employed estimated an Equity Value range of approximately $531.3 million to $631.3 million with a midpoint of $581.0 million. The Equity Value was then allocated on a preliminary basis to the Company's assets and liabilities based on their fair values, its accumulated deficit was eliminated and new equity was issued in accordance with the Plan. The Company adjusted the historical carrying value of its assets and liabilities to fair value reflecting the allocation of the Company's Equity Value of approximately $581.0 million.

            The consolidated balance sheet as at April 1, 2003 of AT&T Canada Inc. depicts the preliminary application of "Fresh Start" accounting and adjustments resulting from the approval and implementation of the Plan. These amounts are subject to change as the Company finalizes its allocation of the Equity Value to the fair value of its recorded and unrecorded assets and liabilities. The Company has hired an independent valuations expert to assist management in determining the fair value of capital assets.

            Due to the significant changes in the financial structure of the Company, the application of "Fresh Start" accounting, as explained in note 1(b), and as a result of the confirmation and implementation of the Plan as at April 1, 2003, the consolidated financial and other information of the Company issued subsequent to the Plan implementation are not comparable with the consolidated financial and other information issued by the predecessor company prior to the implementation of the Plan.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 MARCH 31, 2003
                                   (UNAUDITED)

The following table summarizes the adjustments recorded to implement the Plan and to reflect the adoption of fresh start accounting

                                                                              PRELIMINARY ADJUSTMENTS
                                                                              -----------------------
                                                     MARCH 31, 2003                                                APRIL 1, 2003
                                                       BALANCE                                                        BALANCE
                                                       PRIOR TO                                FRESH START             AFTER
                                                  PLAN IMPLEMENTATION      THE PLAN            ACCOUNTING        PLAN IMPLEMENTATION
                                                  -------------------      --------            ----------        -------------------
                                                      (UNAUDITED)                                   (6)              (UNAUDITED)
                                                                                                                    (Preliminary)
ASSETS
Current assets:
      Cash and cash equivalents                     $   175,230                  --                     --             175,230
      Cash held in escrow                               233,022            (233,022)(2)                 --                  --
                                                    -----------         -----------            -----------            --------
      CASH AND CASH EQUIVALENTS                         408,252            (233,022)                    --             175,230
      Accounts receivable                               153,994                  --                                    153,994
      Other current assets                               28,695                  --                                     28,695
                                                    -----------         -----------            -----------            --------
                                                        590,941            (233,022)                    --             357,919

Property, plant and equipment                           927,072                  --               (352,342)            574,730
Other intangible assets                                   6,410                  --                 (6,410)                 --
Deferred pension asset                                   67,437                  --                (67,437)                 --
Other assets, net                                        55,323             (37,381)(3)             (3,540)             14,402
                                                    -----------         -----------            -----------            --------
                                                    $ 1,647,183         $  (270,403)           $  (429,729)           $947,051
                                                    ===========         ===========            ===========            ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Liabilities not subject to compromise:
      Accounts payable                              $    31,326         $        --            $      (365)           $ 30,961
      Accrued liabilities                               184,388             (29,834)(4)             (5,812)            148,742
      Income taxes payable                                  472                  --                     --                 472
      Current portion of capital
      lease obligations                                   4,255                  --                     --               4,255
   Liabilities subject to compromise                  4,528,426             157,895(1)                  --                  --
                                                                         (4,686,321)(2)                 --
                                                    -----------         -----------            -----------            --------
                                                      4,748,867          (4,558,260)                (6,177)            184,430


Long-term portion of capital lease obligations           16,602                                                         16,602
Deferred pension liability                                   --                                    120,176             120,176
Other long-term liabilities                              46,917                                     (2,074)             44,843
Deferred foreign exchange                                99,158             (99,158)(4)                                     --
Shareholders' equity (deficit)
      Old Common shares                               1,393,844          (1,393,844)(5)                 --                  --
      New Class A Voting and Class B
      Limited shares                                         --             581,000(2)                  --             581,000
      Warrants                                              496                (496)(5)                 --                  --
      Deficit                                        (4,658,701)          5,200,355               (541,654)                 --
                                                    -----------         -----------            -----------            --------
                                                     (3,264,361)          4,387,015               (541,654)            581,000
                                                    -----------         -----------            -----------            --------
                                                    $ 1,647,183         $  (270,403)           $  (429,729)           $947,051
                                                    -----------         -----------            -----------            --------

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 MARCH 31, 2003
                                   (UNAUDITED)



      Summary of adjustments:

      Plan of Arrangement Adjustments

      (1) Reflects a reversal of accrued interest and the foreign exchange translation impact on the Senior Notes from October 15, 2002 to March 31, 2003. The negotiated amounts were subject to Plan implementation.

      (2) In accordance with the provisions of the Plan, the Affected Creditors received a cash distribution of $233 million and 100% of the equity of the New AT&T Canada Inc., consisting of Class A Voting Shares and Class B Limited Voting Shares. The equity value of $581 million was determined by independent financial advisors, using a going concern valuation approach.

      (3) Reflects elimination on settlement of the unamortized balance of debt issuance costs related to the Senior Notes.

      (4) Reflects elimination on settlement of deferred gains on foreign currency derivative contracts related to the Senior Notes.

      (5) Under the Plan, the existing Class A Voting Shares, Class B Non-Voting Shares and Preferred Shares of the Company and all issued and outstanding warrants and options were cancelled without payment or consideration.

      (6)   Fresh Start Adjustments

            Pursuant to the Plan, there was a realignment of the equity interest and capital structure of the Company on April 1, 2003. The Company is required to perform a comprehensive revaluation of its balance sheet under the provisions of the CICA HB 1625, "Comprehensive Revaluation of Assets and Liabilities" ("Fresh Start Accounting"). Under fresh start accounting, the Company is required to assess the fair value of its recorded and unrecorded assets and liabilities and prepare a "fresh start accounting" balance sheet upon emergence from CCAA. As required by HB 1625, the Equity Value of $581.0 million has been allocated on a preliminary basis to the assets and liabilities of the Company based on management's best estimates of their fair values.

(b) On May 6, 2003, New AT&T Canada Inc. announced that it has reached an agreement to sell its subsidiaries, Contour Telecom Inc. and Argos Telecom Inc., to YAK Communications (Canada). The transaction is consistent with New AT&T Canada Inc.'s corporate strategy to focus on its core businesses. New AT&T Canada Inc. will receive cash with respect to the transaction, which is expected to close on July 2, 2003, subject to the satisfaction of certain conditions.